UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                         Coeur d'Alene Mines Corporation
                         -------------------------------
                                (Name of Issuer)


                     Common Stock, $1.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    192108108
                                    ---------
                                 (CUSIP Number)


Kevin McCaffrey, Esq. with copies to:
Asarco Incorporated                                  Kevin Keogh, Esq.
180 Maiden Lane                                      White & Case LLP
New York, NY  10038                                  1155 Avenue of the Americas
212-250-2000                                         New York, NY 10036
                                                     212-819-8200

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                September 9, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . | |

                                  ------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 192108108
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Asarco Incorporated             I.R.S. Identification No. 13-492440

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) | |
                                                                         (b) |X|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         00
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      | |
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New Jersey
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              7,125,000
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            7,125,000
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,125,000
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      | |

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.5%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

                         Coeur d'Alene Mines Corporation

Item 1.   Security and Issuer

          This statement on Schedule 13D relates to the common stock, $1.00 par value per share ("Common Stock") of Coeur d'Alene Mines Corporation, an Idaho corporation (the "Company"), the principal executive offices of which are located at 400 Coeur d'Alene Mines Building, 505 Front Avenue, Post Office Box I, Coeur d'Alene, Idaho 83814.

Item 2.   Identity and Background

          This statement on Schedule 13D is being filed by Asarco Incorporated ("Asarco"), a corporation organized under the laws of the State of New Jersey which engages in mining and related activities and maintains holdings in a number of jurisdictions.

          The address of Asarco's principal place of business is 180 Maiden Lane, New York, NY 10038.

          Asarco engages in mining and related activities world-wide. The principal office address of Asarco is 180 Maiden Lane, New York, NY 10038.

          The attached Schedule I is a list of the executive officers and directors of Asarco, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) place of citizenship.

          During the last five years, neither Asarco nor, to the best of Asarco's knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          On September 9, 1999, Asarco acquired 7,125,000 shares of the Common Stock in exchange for certain silver mining assets of Asarco pursuant to the Transaction Agreement dated as of May 13, 1999 and amended and restated as of June 22, 1999 by and between Asarco and the Company (the "Transaction Agreement"). The silver mining assets transferred to the Company include: 50% of the outstanding shares of common stock of SVR Resources Corporation, a Delaware corporation; 100% of the equity interests in Empresa Minera Manquiri S.R.L., a Bolivian limited liability company; 1,500,000 shares of common stock of Pan American Silver Corporation, a British Columbia corporation, as well as warrants to acquire an additional 500,000 shares of Pan American Silver common stock; and 100% of the outstanding capital stock of NPMC, Inc., a Delaware corporation.

Item 4.   Purpose of the Transaction

          The 7,125,000 shares of Common Stock, the ownership of which is reported hereby, were acquired for investment purposes. Asarco reserves the right from time to time to acquire additional shares, or to dispose of some or all of their shares. Asarco may from time to time discuss with management of the Company various ideas with a view to enhancing the value of the shares.

          Except as described in this Item 4, neither Asarco nor, to the best knowledge of Asarco, any of the persons set forth on Schedule I, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition or the control of the Company by any person; (h) any of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange or association; (i) any of the Company's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) As of the date of this statement, Asarco's beneficial ownership of 7,125,000 shares of Common Stock constitutes beneficial ownership of 24.5% of the total number of outstanding Common Stock.

          (b) Asarco has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 7,125,000 shares of Common Stock of the Company.

          (c) During the past sixty days, neither Asarco nor, to the best knowledge of Asarco, any of the persons set forth on Schedule I, has effected any transactions in shares of Common Stock except pursuant to the Transaction Agreement.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Shareholder Agreement. In connection with the Transaction Agreement, the Company and Asarco entered into a Shareholder Agreement dated as of September 9, 1999 (the "Shareholder Agreement"). A summary of the terms of the Shareholder Agreement is set forth below.

Board Representation.

          Asarco has the right to nominate two directors for election to the Company's Board of Directors. However, if Asarco voluntarily sells or transfers its shares of Common Stock to any person other than an affiliate and, as a result, its ownership is reduced to less than 10% of the Company's outstanding Common Stock, it shall have the right to nominate only one director. This right shall continue so long as Asarco owns at least 1% of the outstanding Common Stock.

          Asarco's initial two nominees were appointed to the Company's Board of Directors on the Closing Date, including Francis R. McAllister, who is also Chairman of the Board and Chief Executive Officer of Asarco, and Kevin R. Morano, who is also President and Chief Operating Officer of Asarco.

          Asarco has agreed to vote for the slate of directors, including Asarco's nominees, recommended by the Coeur Board of Directors for election at any annual or special meeting called for that purpose in the future.

Standstill Agreement.

          Asarco has agreed that for a period of five years from the Closing Date, without the consent of the Company's Board of Directors, it shall not acquire Common Stock or other voting securities of the Company, or any rights or options to buy any of such securities, if after any such acquisition, Asarco would own more than 25% of the total voting power of all voting equity securities of the Company.

Registration Rights.

          Asarco has certain rights to request the registration under the Securities Act of 1933 of the shares of Common Stock it received pursuant to the Transaction Agreement, including any shares issued with respect to those shares by way of any stock dividend or split, or any combination of shares, merger, consolidation or other reorganization.

Certain Corporate Actions.

          Until Asarco holds less than 10% of Coeur's outstanding Common Stock as a result of voluntary sales of Common Stock, the following actions will require the prior written consent of Asarco:

          (i) approval of capital expenditure budgets and any single project requiring a capital expenditure in excess of $100,000,000;

          (ii) approval of any financial institution, terms and conditions and amounts with respect to any standard lines of credit or borrowings to be utilized or secured by the Company exceeding $100,000,000;

          (iii) the creation of any lien in excess of $100,000,000 on the assets of the Company or any of its subsidiaries;

          (iv) the discharge of auditors when a material dispute exists in connection with the auditing of the Company's books, records or financial statements;

          (v) the liquidation, dissolution or general winding-up of the Company or any material subsidiary or the filing on behalf of the Company or any material subsidiary of any voluntary petition seeking relief under the bankruptcy laws of the relevant jurisdiction;

          (vi) any material change in the nature of the Company's business from its current business of precious metals mining and other businesses directly related thereto;

          (vii) the issuance by the Company of any Common Stock or other class of its capital stock for consideration other than cash for a value in excess of $100,000,000;

          (viii)  any   material   amendment  of  the  By-Laws  or  Articles  of
     Incorporation of the Company which would conflict with, or in any way be inconsistent with, the terms of the Shareholder Agreement; and

          (ix) any increase in the number of directors of the Company above eleven.

          Asarco will be deemed to have consented to any of the corporate actions listed above if:

          (i) the action shall have been included as a specific agenda item for a meeting of the Company's Board of Directors,

          (ii) the written agenda together with all relevant information relating to the proposed action shall have been delivered to the Company's Directors at least three business days in advance of such meeting and

          (iii) at such meeting the Company's Directors nominated by Asarco vote in favor of such action.

          Also, no consent of Asarco will be required for certain types of debt restructuring of the Company, including any exchange, subject to certain conditions.

          Except as described in Item 3 above and in this Item 6, neither Asarco nor, to the best knowledge of Asarco, any of the individuals identified in
Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any security of the Company.

          The foregoing descriptions of the Shareholder Agreement and the Transaction Agreement are qualified in their entirety by the provisions of each such document, copies of which are attached hereto as exhibits.

Item 7.   Material to be filed as Exhibits

     1. Transaction Agreement dated as of May 13, 1999 and amended and restated as of June 22, 1999 by and between the Company and Asarco

     2. Shareholders Agreement, dated as of September 9, 1999, by and between the Company and Asarco

                                    SIGNATURE
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 1999




                                           ASARCO INCORPORATED



                                           By:  /s/ William Dowd
                                              ----------------------------------
                                              Name: William Dowd
                                              Title:  Vice President and
                                                        Chief Financial Officer

                                                                      SCHEDULE I
                                                                      ----------

The following tables set forth for the directors and executive officers of Asarco (i) the name and citizenship of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted. The principal business address of Asarco and, unless otherwise indicated, the current business address for each of the following persons is Asarco Incorporated, 180 Maiden Lane, New York, New York 10038. Each such person is, unless otherwise indicated, a citizen of the United States.

                   Executive Officers and Directors of Asarco

Name/Position                                Present  principal   occupation  or
                                             employment  and name  and  business
                                             address of employer

Francis R. McAllister .....................  Chairman  of the  Board  and  Chief
                                             Executive    Officer   of   Asarco;
                                             director  of  Coeur  d'Alene  Mines
                                             Corporation; non-executive Chairman
                                             of  the  Board  and   director   of
                                             Southern  Peru  Copper  Corporation
                                             and Cleveland-Cliffs, Inc.

Kevin R. Morano ...........................  President   and   Chief   Operating
                                             Officer of Asarco;  Vice  President
                                             and   director  of  Southern   Peru
                                             Copper  Corporation;   director  of
                                             Coeur D'Alene Mines Corporation

Richard de J. Osborne ....................   Director of Asarco,  Southern  Peru
                                             Copper Corporation, Schering-Plough
                                             Corporation,     The     BFGoodrich
                                             Company,      Birmingham      Steel
                                             Corporation, NACCO Industries, Inc.
                                             and    The    Tinker     Foundation
                                             Incorporated

Michael T. Nelligan.......................   Director  of Asarco;  Chairman  and
                                             Chief Executive Officer of Don Ward
                                             Transport, Inc.

Manuel T. Pacheco ........................   Director  of Asarco;  President  of
                                             the University of Missouri

James Wood ...............................   Director of Asarco; Chairman of the
                                             Board  of  Directors  of The  Great
                                             Atlantic  &  Pacific  Tea  Company,
                                             Inc.

Vincent A. Calarco .......................   Director   of   Asarco;   Chairman,
                                             President   and   Chief   Executive
                                             Officer   of   Crompton  &  Knowles
                                             Corporation

John D. Ong ..............................   Director   of   Asarco;    Chairman
                                             Emeritus of The BFGoodrich  Company
                                             (diversified      chemicals     and
                                             aerospace);   Director   of  Cooper
                                             Industries,     Inc.,     Ameritech
                                             Corporation, The Geon Company, TRW,
                                             Inc. and Marsh & McLennan Companies
                                             Inc.

James C. Cotting .........................   Director of Asarco; director of USG
                                             Corporation and member of the Board
                                             of Governors  of the Chicago  Stock
                                             Exchange

David C. Garfield ........................   Director  of  Asarco;  director  of
                                             Schering-Plough Corporation

E. Gordon Gee ............................   Director  of Asarco;  President  of
                                             Brown  University;  director of The
                                             Limited,   Inc.,   Glimcher  Realty
                                             Trust,  Intimate  Brands  Inc.  and
                                             Allmerica Financial Corporation

James W. Kinnear .........................   Director    of   Asarco,    Corning
                                             Incorporated and PaineWebber  Group
                                             Inc. and Saudi Arabian Oil Company

William Dowd .............................   Vice President and Chief  Financial
                                             Officer of Asarco

Augustus B. Kinsolving ...................   Vice President and General  Counsel
                                             of Asarco

Douglas E. McAllister.....................   Vice   President,   Government  and
                                             Public Affairs, of Asarco

William L. Paul ..........................   Vice  President,   Commercial,   of
                                             Asarco

Gerald D. Van Voorhis ....................   Vice  President,   Exploration,  of
                                             Asarco

Michael O. Varner ........................   Vice    President,    Environmental
                                             Operations, of Asarco

David B. Woodbury ........................   Vice President, Human Resources, of
                                             Asarco

Robert Ferri .............................   Secretary of Asarco

Christopher F. Schultz ...................   Treasurer of Asarco

James L. Wiers ...........................   General Auditor of Asarco

Edward J. Melando.........................   Controller of Asarco

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.                Description
-----------                -----------

     4.1 Transaction Agreement dated as of May 13, 1999 and amended and restated as of June 22, 1999 by and between the Company and Asarco

     4.2 Shareholder Agreement dated as of September 9, 1999 by and between Asarco and the Company